

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Gary Garrabrant
Chief Executive Officer
Jaguar Global Growth Corp I
601 Brickell Key Drive, Suite 700
Miami, FL 33131

Re: Jaguar Global Growth Corp I
Preliminary Proxy Statement on Schedule 14A
Filed July 19, 2023
File No. 001-41284

Dear Gary Garrabrant:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joy K. Gallup, Esq.